NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Tesla, Inc.

Name of person relying on exemption:

Catherine D. Wood on behalf of ARK ETF Trust

Address of person relying on exemption:

200 Central Ave., Suite 220

St. Petersburg, Florida 33701

Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

Attachment 1: Text of social media posts from Catherine D. Wood on June 6, 2024

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Attachment 1

Text of social media posts from Catherine D. Wood X account (https://x.com/CathieDWood) on June 6, 2024.

Tweet 1

I’d argue that no other executive is as aligned with shareholders as @ElonMusk, who committed to no salary, no bonus, no stock comp FOR 10 YEARS, unless he created tremendous value for @Tesla shareholders.

Tweet 2

Moreover, Musk will not be able to cash in on his options until 5 years after exercising them. Based on this pay package, Elon has worked without compensation since 2018, and IMPORTANTLY current shareholders will benefit from another 5+ years of Elon at the helm.

Tweet 3

What were the odds that Musk would hit the goals in his comp package? Although @TashaARK and @skorusARK published our model in 2018 showing that, with brilliant execution, the targets were possible, most analysts, auto manufacturers, and media thought they were laughable.

Tweet 4

In fact, in 2018 and 2019, when Tesla was scaling the Model 3 in what Elon described as “production hell”, analysts and media pundits peppered their narratives with the word ‘bankruptcy’. Indeed, Morgan Stanley dropped its bear price target to ~$1 on a split-adjusted basis.

Tweet 5

Instead, $TSLA shot up to ~$414 as Tesla hit the milestones in Musk’s pay package: compounding revenues at a 49% annual growth rate, adj-EBITDA 142%, and market cap 91% from Q1’18 to Q2’22. Even after soaring interest rates and a Chinese price war, $TSLA is still at $179.

Tweet 6

Now, what about the $56 billion package? As Tesla noted, the accounting fair value of the award in 2018 was $2.3 Billion. The size of the award grew in proportion to the value that Tesla created for shareholders.

Tweet 7

For perspective, GM and Ford each spent $4 billion on ads in just one year, 2018. Tesla paid nothing for advertising in any year from 2018 until recently.

Tweet 8

Elon is not the sole winner: all long-term shareholders have benefited. Moreover, Board members probably considered that Elon would work for no comp over 5-10 years if he failed.

Tweet 9

But, Elon did not fail. He succeeded spectacularly and should be rewarded accordingly. If shareholders renege on Elon’s pay package after 73% voted for it in 2018, the public equity market will lose access to one of the most innovative companies in the world, depriving retail investors.

Tweet 10

How can shareholders renege on his pay package AFTER Elon and shareholders already have taken and overcome the risks associated with Tesla’s rise to producing the top selling car in the world? Unconscionably!

(Disclaimer: An investment in Tesla is not necessarily representative of the composition or performance of any investment strategies managed by ARK Invest.)